Exhibit 77(i)

Terms of New or Amended Securities

1.           At the January 7, 2010 Board Meeting, the Board of Directors (the “Board”) of ING Partners Inc. (“IPI”) approved the creation of ING Solution Aggressive Growth Portfolio and ING Solution Conservative Portfolio and approved the filing with the U.S. Securities and Exchange Commission of a post-effective amendment to IPI’s registration statement registering shares of the Portfolios. At the March 25, 2010 Board Meeting, the Board approved the requisite plans, agreements, and other routine matters with respect to the establishment the Portfolios.

2.           At the January 7, 2010 Board Meeting, the Board approved the creation of Service 2 Class shares for ING Solution Growth Portfolio and ING Solution Growth and Income Portfolio. At the March 25, 2010 Board Meeting, the Board approved the requisite plans, agreements, and other routine matters with respect to the establishment of the Service 2 Class shares.

3.           At the January 7, 2010 Board Meeting, the Board approved the renewal of the 12b-1 Plan Fee Waiver Letter Agreements under which ING Funds Distributor, LLC (“IFD”) waives fees with respect to certain share classes of series of IPI. The 12b-1 Plan Fee Waiver Letter Agreements provide that IFD will waive an amount equal to 0.10% per annum on the average daily net assets attributable to Service 2 Class shares and 0.05% per annum on the average daily net assets attributable to Class T shares. The 12b-1 Plan Fee Waiver Letter Agreements were renewed for an additional one-year period through May 1, 2011.